BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Telex: 888811 BPLDN X G

9 September 2022

By EDGAR

Division of Corporation Finance,

Office of Energy & Transportation,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ms. Jennifer O’Brien
Ms. Shannon Buskirk
Mr. John Hodgin

Dear Ms. O’Brien, Ms. Buskirk and Mr. Hodgin,

Re:	BP p.l.c.
Form 20-F for Fiscal Year Ended 31 December 2021
Filed 18 March 2022
File No. 001-06262

I refer to your letter dated 29 July 2022 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F of BP p.l.c. (“bp”) for the fiscal year ended 31 December 2021 (the “2021 Form 20-F”) (File No. 001-06262).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2021

Energy markets

Global context

Macroeconomic outlook March 2022, page 8

1.

You reference the price volatility that is likely to have potential significant consequences on a global basis. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

2.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:

We respectfully acknowledge the Staff’s comments. The principal factors contributing to recent price volatility and inflationary pressure are a demand-supply imbalance caused by the rebound from the Covid-19 pandemic, further compounded by the Russia/Ukraine conflict. We respectfully direct the Staff’s attention to the discussions of each of these factors in our 2021 Form 20-F, including in the chair’s letter on page 4, in the chief executive officer’s letter on page 7, in the energy markets discussion on page 8, and in the discussion of risks for particular oversight by our leadership team, the board and their committees on page 75.

We expect that we will incur some increased costs as a result of inflationary pressures in 2022, in particular with respect to utilities and logistics. Nevertheless, due to our strategy and how we manage our business, we believe our business is largely resilient to price volatility and inflationary pressures, as discussed in detail in our 2021 Form 20-F. For example:

•

Pages 32 and 34 include a discussion of the role of price assumptions in our investment appraisal process, and explain that our investment economics metrics consider the degree of uncertainty in cash flows when considering investment cases.

•	Pages 108 and 109 include a discussion of how the audit committee reviews risks, including the impacts of price volatility.

•

The notes to the financial statements, including Note 1 and Note 23, discuss the impact of inflation assumptions on asset carrying values, provisions (particularly in relation to decommissioning liabilities), and pension plan liabilities.

•	Notes 28 and 29 to the financial statements explain how the group enters into derivative contracts to manage volatility risk.

•

Pages 39 and 342 explain how we actively manage working capital balances to optimize and reduce volatility in cash flow and how we manage our cash position to respond to short-term market liquidity and price environment volatility.

We also generally direct the Staff’s attention to our responses in this letter to comments 3, 7, 11 and 12.

We will continue to assess the macro environment (including the impact of price volatility and the factors contributing to inflation pressures) and the associated risks to our business. We will include in future filings a discussion of any such risks to the extent material, the impact of any such risks on our business and the actions we are taking to mitigate any such risks.

3.

Considering the impact of import or export bans, export control restrictions and sanctions resulting from Russia’s invasion of Ukraine on any products used in your business or sold by you, revise to disclose in greater detail the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

Response:

We respectfully acknowledge the Staff’s comment. Our primary direct exposure to Russia exists through our shareholding in Rosneft and other businesses in Russia. As already disclosed in our Form 6-K filings for the first and second quarters of 2022 and in the 2021 Form 20-F, we announced on 27 February 2022 that we will exit our shareholding in Rosneft and our other businesses with Rosneft in Russia, and the impact of those decisions on the company is discussed in detail in the 2021 Form 20-F.

Other than Rosneft and the joint ventures with Rosneft in Russia, the remainder of the bp group do not source any materials directly from Russia, except deliveries of LNG from Russian sources under a small number of contracts predating the Russia/Ukraine conflict in compliance with all applicable sanctions. We have also discontinued sales of our products to customers in Russia. Such sales were not material to the bp group. As a result, outside of our shareholding in Rosneft and related businesses in Russia, direct impacts due to exposure to Russia have not been material and are not expected to be material in the future.

Nevertheless, the Russia/Ukraine conflict and related export bans, export control restrictions and sanctions have had a significant impact on the macro environment and the markets in which we operate by contributing to price volatility and inflationary pressure, and thus have had an indirect impact on our business and our margins. We respectfully direct the Staff’s attention to our above response to comments 1 and 2. We also generally direct the Staff’s attention to our responses to questions 7, 11 and 12 below.

We continue to monitor and assess the impacts of export bans, export control restrictions and sanctions in Russia and in all of the geographies in which we operate and will include related disclosures in future filings to the extent relevant and material.

Group performance, page 37

4.

Please include a discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, accrued expense balances and any other balance sheet amounts that are sensitive to the fluctuation of interest rates. As part of your disclosure, please include a discussion of how you are funding these additional costs.

Response:	We respectfully acknowledge the Staff’s comment. The recent increase in interest rates has not had any material impact on our financial condition.

We note that the majority (approximately 60%) of our outstanding finance debt is subject to fixed interest rates.

Those liabilities that are subject to floating rates are all either hedged or have short terms (typically no more than 30 to 60 days). In addition, our floating rate debt is more than offset by our cash balance. As at 31 December 2021, we had issued approximately $25 billion floating rate debt but held approximately $31 billion of cash and cash equivalents, which is invested in short-term instruments with floating rates. Furthermore, our funded pension plan liabilities are substantially hedged against inflation and interest rates. Increases in interest rates are not expected to have a significant impact on other liabilities.

Although we believe the interest rate environment is effectively risk managed, any increase in interest expense arising due to increasing interest rates is expected to be funded through existing cash and cash equivalents and cash flow from operations. We also note that going forward the impact of any increase in interest rates on us is also mitigated by reductions in net debt to approximately $23 billion as at the second quarter of 2022 from approximately $28 billion as at the first quarter of 2022 and an increase in the portion of our debt issued at a fixed interest rate. Furthermore, as set forth in note 25 to the financial statements in the 2021 Form 20-F, as at 31 December 2021 the weighted average tenor of our fixed-rate finance debt was 12 years, meaning we do not expect to have to refinance a significant portion of our existing fixed rate debt in the near term. We also do not expect to incur significant additional indebtedness in the near to medium term – given our cash position and the current commodity price environment, our priority is to reduce indebtedness rather than to raise new debt.

We continue to monitor the impact of changes in interest rates on our financial condition. To the extent changes in interest rates have had, or we expect will have, a material impact on our financial condition, or an impact on our ability to make payments or our customers’ ability to make payments which is material to our financial position, we will include an appropriate discussion of such impacts in future filings.

5.

Please include a discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Describe whether increased borrowing costs have impacted your or your customers’ ability to make timely payments.

Response:	We respectfully acknowledge the Staff’s comment. The recent increase in interest rates has not had a material impact on business and operations, and no new material risks have been identified stemming from rising rates. Please see our response to comment 4 in respect of the impact of rising rates on our borrowing costs. Increased borrowing costs have not had any impact on our ability to make timely payments.

Although rising interest rates may result in a higher cost of debt for projects that are developed using project finance, we do not expect that such increases will have any net impact on these projects. For projects under development where financing has not yet been concluded, we expect that higher interest rates will be factored into the commercial arrangements so that we are not materially negatively affected by rising rates. For example, we expect that the power prices negotiated in new power purchase agreements or similar long-term, fixed price offtake arrangements in respect of these new projects will reflect the rising cost of financing as a result of rising rates, in line with standard market practice. For assets already operating or under construction, which account for most of our financed projects, we hedge a majority of the interest rate exposure on each project’s debt. We disclose our applicable investment criteria for all investment decisions on page 34 of the 2021 Form 20-F, which includes a discussion of the relevant economic measures taken into consideration when evaluating investment economics of debt-financed projects.

With respect to customers’ ability to pay given increased borrowing costs, we note that while credit exposures are higher since the start of the Russia/Ukraine conflict due to a subsequent increase in commodity prices, we have not yet observed any material deterioration in payment performance. We do, however, expect that a combination of higher interest rates and inflationary pressures, which are particularly acute in some geographies, may put some stress on customers in the future, and we anticipate select payment delays from customers who may have difficulty accessing U.S. dollars. We mitigate counterparty risk in a range of ways. Some exposures are well-secured by underlying assets that have also appreciated with the rise in prices. We also aim to focus activity with higher quality counterparties, sovereign-owned entities and/or counterparties strategically important to their local jurisdiction (for example, large operating utilities) where possible. Furthermore, we utilize trade credit insurance, letters of credit, margining, and prepayments to further mitigate risk and improve overall risk/return.

We will continue to monitor the impact and expected future impacts of rising rates on our business, operations, and customers, and, if material to our business and operations, we will include applicable discussion of such impact in future filings.

Outlook for 2022, page 39

6.

Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by your decision to exit your shareholding in Rosneft and other businesses within Russia. For example, your disclosure should address the impact of the absence of dividends received from Rosneft or equity-accounted earnings recorded in future periods.

Response:

We respectfully acknowledge the Staff’s comment. The disclosure in our Form 6-K dated 3 May 2022, for the first quarter of 2022, and our Form 6-K dated 2 August 2022, for the second quarter of 2022, together provide an explanation for the known trends and uncertainties from, related to or caused by our decision to exit our businesses within Russia that we consider material.

As disclosed in our Form 6-K for the second quarter of 2022, following our announcement on 27 February 2022 that we will exit our shareholding in Rosneft and our two nominated directors stepping down from Rosneft’s board on that date, the significant judgement on significant influence over Rosneft was reassessed and a new significant estimate was identified for the fair value of our equity investment in Rosneft. From that date, we have accounted for our interest in Rosneft as a financial asset measured at fair value within ‘Other investments’. As at 31 March 2022 and as at 30 June 2022, the fair value of our Rosneft interest is nil.

At Rosneft’s annual general meeting on 30 June 2022, shareholders approved a resolution to pay dividends of 23.63 roubles per Rosneft ordinary share for the second half of 2021 (an aggregate of 49 billion roubles with respect to shares held by bp, before withholding tax). However, Russia has imposed restrictions on the payment of dividends to certain foreign shareholders, requiring such dividends to be paid in roubles into a restricted bank account and a requirement for approval of the Russian government for transfers from such bank accounts to accounts outside of Russia. It is not clear in what circumstances such approval would be given. Given the restrictions applicable to such accounts, management considers that the criteria for recognising dividend income from Rosneft in the second quarter of 2022 have not been met.

Since the first quarter 2022, as disclosed in our second quarter earnings, we also determined that our interests in three joint ventures with Rosneft in Russia, which are included in the oil production & operations segment, also have a fair value of nil and are subject to similar sanctions and restrictions with respect to the receipt of dividends as described above. None of these three joint ventures with Rosneft declared a dividend in the second quarter of 2022.

The total pre-tax charge in the first half of 2022 relating to our investment in Rosneft and our interests in three joint ventures with Rosneft in Russia is $25,520 million. This charge reduced equity by $14 billion and had no impact on cash flows, liquidity, capital resources or cash requirements. No dividends were recorded from the investment as referenced above, and from 27 February 2022 we have ceased to recognize any equity accounted income from either Rosneft or our three joint ventures with Rosneft in Russia.

With respect to the impact of the absence of dividends received from Rosneft or equity-accounted earnings recorded in future periods, we respectfully draw the Staff’s attention, in addition, to disclosures within the 2021 Form 20-F, including the chair’s letter, the chief executive officer’s letter, and the disclosure of our financial frame on pages 4, 7 and 20 respectively. In this disclosure, we disclosed that we have removed future Rosneft dividend payments from our financial frame, that the decision to exit our shareholding in Rosneft will not result in any changes to our strategy and that we re-affirmed the guidance regarding the financial frame out to 2025 which we set out in the Form 6-K, dated 8 February 2022, with respect to our fourth quarter 2021 and full year 2021 group results.

We also respectfully draw the Staff’s attention to our Form 6-K, dated 28 February 2022, in which we first disclosed our decision to exit our shareholding in Rosneft and our interests in three joint ventures with Rosneft in Russia, and note that such Form 6-K contains additional disclosure related to the expected impact of those decisions.

7.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale, or maintenance of certain items;

•	experience higher costs due to constrained capacity or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

We respectfully acknowledge the Staff’s comment. Although the Russia/Ukraine conflict has resulted in elevated uncertainty in the markets in which we operate and in some instances has increased operational complexity, our ability to secure supplies, assure product flows and manage stock levels has not been materially compromised. There have, however, been price impacts, as discussed in our responses to comments 1 and 2 above.

We continue to regularly assess and manage supply chain disruption across each of our businesses. For example:

•	As noted in the response to comments 1 and 2 above, all of our businesses are impacted by an increase in utilities costs, and we expect aggregate utility cost increases of approximately 157% in 2022 over 2021. This is caused in part by volatility in gas markets. Although we expect that this will have a cost impact, as noted in the response above, we do not expect this to result in material disruption to our business.

•

As noted in the response to comments 1 and 2 above, our businesses are also impacted by an increase in logistics costs, caused by increased demand as well as disruptions stemming from the conflict in Ukraine and related sanctions, and we expect aggregate logistics cost increases of approximately 7% in 2022 over 2021. This has resulted in limited operational changes; for example, our oil production and operations business has been unable to utilize the Russian canal system to transport large hardware to projects in the Caspian Sea and is exploring alternative options such as in-country fabrication and transporting materials through alternative routes and transport modes.

•

Several of our businesses, including our gas and low carbon energy business and our oil production and operations business are impacted by disruptions in the market for steel which have been exacerbated by the conflict in Ukraine. This has resulted in steel cost increases averaging 15% to 16% for certain projects. Our teams are addressing these increases by building supplier partnerships as well as demand management and efficiencies, and we do not expect the impact on these businesses to be material.

•

Our customers and products business is impacted by semi-conductor shortages. While this has resulted in increases of around 7.5% to the cost of new EV chargers, we have been able to effectively manage supply risk by engaging closely with suppliers at the executive level, auditing the supply chain to increase our confidence in suppliers, working with multiple alternative suppliers and making orders up to 12 months in advance. We do not expect the semi-conductor shortage to have a material impact on our business.

We also generally direct the Staff to our responses in this letter to comments 1, 2, 3, 11 and 12.

To the extent supply chain disruptions have a material impact on our business segments, products, lines of service, projects, or operations we will include an appropriate discussion of such impacts in future filings.

Sustainability

Cyber security, page 70

8.

Please disclose any new or heightened risk of potential cyberattacks by state actors or others as a result of Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response:

We respectfully acknowledge the Staff’s comment. Our disclosure in our 2021 Form 20-F, which was carefully considered in the weeks following the start of the Russia/Ukraine conflict, provides a discussion of cybersecurity risks that we consider material and a discussion of the actions we have taken to mitigate such potential attacks, including as a result of the heightened geopolitical tensions following the start of the conflict. For example:

•	Pages 70 and 75 includes a discussion of cybersecurity related risks and potential cyber threat actors, as well as the range of measures we have in place to monitor, detect, and respond to incidents.

•	Page 77 includes a discussion of the potential impact of a breach or failure of our or third parties’ digital infrastructure or cybersecurity.

•	Pages 95 and 114 include disclosure of how our board of directors oversees cybersecurity-related matters.

Cybersecurity is one of our risk factors, is subject to particular board-level oversight and is regularly reviewed by the board’s safety and sustainability committee, as disclosed in the 2021 Form 20-F. While in the current environment there may be a heightened risk of potential direct cyberattack on us, as well as a risk that we will suffer collateral damage as a result of cyberattacks on others, we have not identified any specific additional risks in this regard.

As disclosed in the 2021 Form 20-F, we have procedures and controls in place to mitigate the risk of cyberattacks, including cyber security policies and procedures, security protection tools, continuous threat monitoring and event detection capabilities, and incident response plans. We also conduct exercises to test our response to, and recovery from, cyberattacks. To encourage vigilance among our employees, our cyber-security training and awareness programme covers topics such as phishing and the appropriate classification and handling of our information. We collaborate closely with governments, law enforcement and industry peers to understand and respond to new and emerging threats.

We continue to monitor the status of cybersecurity risks and threats facing us and to adapt our procedures and controls accordingly. In the past six months, among other actions, we have added additional resources to our cyber incident response team, implemented heightened monitoring by lowering our risk thresholds, increased the frequency of employee awareness communications and put in place arrangements with external digital security service providers to increase response team capacity.

If material, including as a result of any adaptations following the start of the Russia/Ukraine conflict, we will include in future filings a discussion of cybersecurity-related matters and developments, including material actions taken by us to mitigate cybersecurity-related risks.

Risk factors, page 76

9.

We note your risk factor indicating that inflation could affect your profit margins. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

We respectfully acknowledge the Staff’s comment. We can confirm that recent inflationary pressures have not materially impacted our operations. As discussed in response to comments 1 and 2 herein and in detail in our 2021 Form 20-F, our business is resilient to price increases and inflationary pressures. We respectfully advise the Staff that, as part of preparing our group results for the second quarter and first half of 2022, disclosed in our Form 6-K dated 3 August 2022, we conducted an internal review of our risk factors as disclosed in our 2021 Form 20-F and determined that there were no material changes in those risks for the remaining six months of the current financial year. This internal review included review of the discussion of the risk of cost inflation as described in the risk factor entitled ‘Prices and Markets’ included on page 76 of the 2021 Form 20-F, and the review determined that this risk factor remains an accurate and materially complete description of risks related to recent inflationary pressures.

We will continue to monitor the impacts of inflationary pressures on our business, operations and financial results and will consider whether any revised or further disclosures should be included in future filings.

Consolidated financial statements of the bp group

Notes on financial statements

Note 34. Employee costs and numbers, page 251

10.

Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.

Response:

We respectfully acknowledge the Staff’s comment. Following our disclosures in relation to our shareholding in Rosneft and our plans to exit our interests in three joint ventures with Rosneft in Russia, we have been actively pursuing efforts to wind-up our presence in Russia. As at the date of this letter, there are fewer than 50 people employed by bp in Russia. Some of our employees in Russia have already been or are expected in the future to be redeployed within other BP group businesses outside of Russia. All other employees in Russia have either exited or are in the processes of exiting bp. For those employees currently in Russia, we have been paying and expect to continue to pay their salaries from cash within Russia in accordance with all applicable laws and contractual arrangements.

Note 37. Events after the reporting period, page 253

11.

Please describe the impact resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to Russia’s invasion of Ukraine, including the payment of taxes to the Russian Federation.

Response:

We respectfully acknowledge the Staff’s comment. Following the start of the Russia/Ukraine conflict, we engaged with and heard reactions from various stakeholders including employees, shareholders, and representatives of various governments. On 27 February 2022, three days after Russia commenced its military action in Ukraine, we announced that we would exit our shareholding in Rosneft and our interests in three joint ventures with Rosneft in Russia. As disclosed in that announcement and our 2021 Form 20-F, our board believes that those decisions are in the best long-term interests of all our shareholders. Subsequent to that announcement, we have continued to engage with our stakeholders including pro-active engagement with institutional shareholders and employee feedback received directly and indirectly by senior management and members of the board. Our annual general meeting on 12 May 2022 also provided further opportunity for shareholders to speak to and ask questions of the board. From the range of feedback on our response to Russia’s military action in Ukraine that we have received to date, we believe our response to the situation is broadly supported by stakeholders. We shall continue to monitor the response of our stakeholders to this and other topics and shall continue to provide disclosure on how the board engages with our stakeholders in future filings.

12.

Given that you conduct operations and have assets in Russia, please consider disclosing the risk that the Russian government may nationalize your assets or operations in Russia and quantifying if there would be any additional potential impact to your financial statements beyond amounts already recognized. In your response, tell us whether you have any assets located in Russia or otherwise associated with your operations in Russia that are not fully impaired.

Response:

We respectfully acknowledge the Staff’s comment. Other than our shareholding in Rosneft and our interests in three joint ventures with Rosneft in Russia, which have been fully impaired, our remaining assets located in Russia, or that are associated with our operations in Russia, account for approximately 0.1% of our net assets as at 30 June 2022. We respectfully direct the Staff’s attention to the following disclosure which was included within our Form 6-K for the first quarter of 2022:

•

As a result of bp’s two nominated directors stepping-down from the Rosneft board on 27 February, bp determined that it no longer meets the criteria set out under IFRS for having “significant influence” over Rosneft. bp therefore no longer equity accounts for its interest in Rosneft from that date, treating it prospectively as a financial asset measured at fair value. Combined with bp’s decision to exit its shareholding in Rosneft and the market impact on Russian assets, including Rosneft, as a result of Russia’s military action in Ukraine, an impairment assessment was undertaken. Within the first quarter results, the loss of significant influence and the impairment assessment led to a net pre-tax charge of $24.0 billion classified as an adjusting item, reducing equity by $14.4 billion. The adjusting item is made up of1:

•

A $13.5 billion pre-tax impairment charge, representing the full carrying value of the Rosneft investment at 27 February 2022 as, due to sanctions, geopolitical challenges and the ongoing conflict in Ukraine, the level of uncertainty as to the value of our shareholding means that, under IFRS, it is not currently possible to estimate any value other than zero.

•

A $11.1 billion pre-tax charge, principally arising from foreign exchange losses accumulated from the date of the initial investment in 2013 to 27 February 2022, that under IFRS, to that date, were recorded directly in equity rather than in the income statement. Of this $1.4 billion has an incremental impact on equity with $9.7 billion recorded as at 31 December 2021.

•	These charges are partly offset by $0.5 billion representing bp’s estimated share of Rosneft’s post-tax income in the first quarter until 27 February 2022.

•

Following bp’s decision to exit its other businesses with Rosneft in Russia, adjusting items within the first quarter 2022 results also include a $1.5 billion pre tax charge. This comprises a $1.0 billion pre-tax charge representing the impairment of the entire carrying value of these businesses and a further $0.5 billion of foreign exchange losses which were recorded directly in equity since the date of initial investment has also been moved to the income statement. These charges reduced equity in the first quarter by $1.2 billion.

•

Adjusting items for the first quarter 2022 also include the reversal of a $1.1 billion deferred tax liability relating to Russian withholding tax on bp’s share of Rosneft’s undistributed profit. A further $0.2 billion deferred tax charge has been reversed through equity. No further tax impacts are expected as a result of the above pre-tax charges.

Following the impairment of the entire carrying value of both our shareholding in Rosneft and our interests in three joint ventures with Rosneft in Russia, we do not expect there to be any material adverse potential impact to our financial statements as a result of any future events in relation to these assets beyond amounts already recognized and disclosed in both our Form 6-K for the first quarter pf 2022 and our Form 6-K for the second quarter of 2022.

[1]	Because of rounding, the total does not agree exactly with the sum of its component parts.

Supplementary information on oil and natural gas (unaudited)

Operational and statistical information

Productive oil and gas wells and acreage, page 280

13.

Disclosure on page 350 appears to indicate that none of the acreage held under a production sharing agreement (“PSA”) or acreage held under a technical service contract (“TSC”) is due to expire within the next three years that would have a significant impact on your reserves or production. Please expand the disclosure relating to your undeveloped acreage on page 280 to incorporate a similar statement and clarify, if true, that this applies to the undeveloped acreage for each of the geographic areas presented as of December 31, 2021. Alternatively, expand your disclosure to provide the expiration dates of material concentrations of your undeveloped acreage by geographic area as of December 31, 2021. Refer to Item 1208(b) of Regulation S-K.

Response:

We have reviewed Item 1208(b) of Regulation S-K and respectfully acknowledge the Staff’s comment. We confirm that none of our oil and gas licenses, leases or concessions is due to expire in the next three years that would have a significant impact on our reserves or production. The referenced disclosure on page 350 was not limited to acreage held under PSAs or TSCs – it applied to all of our licenses, leases, and concessions. In future filings, we will clarify this disclosure and add a similar statement to our disclosure relating to undeveloped acreage in the ‘Supplementary information on oil and gas (unaudited)’ included in the financial statements.

Additional disclosures

Oil and natural gas

Resource progression, page 348

14.

You disclose that the total development expenditure, excluding midstream activities, was $11,041 million in 2021 ($6,596 million for subsidiaries and $3,646 million for equity accounted entities). Please expand your disclosure to provide the separate dollar amounts of these expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Response:

We have reviewed Item 1203(c) of Regulation S-K and respectfully acknowledge the Staff’s comment. Of the $6,596 million of total development expenditure for our subsidiaries incurred in 2021, approximately $2,500 million was used for development to progress proved undeveloped reserves to proved developed reserves. Of the $3,646 million of total development expenditure for our equity-accounted entities incurred in 2021, (i) approximately $2,700 million is our share of development activity undertaken by Rosneft and other businesses with Rosneft in Russia, (ii) approximately $430 million is our share of development activity in Norway through our Aker BP shareholding and (iii) approximately $540 million is our share of development activity in South America through our Pan American Energy Group shareholding. Our share of total development expenditure used for development to progress proved undeveloped reserves to proved developed reserves by Aker BP and Pan American Energy Group is approximately $211 million and $305 million respectively. Following our announcement of our intention to exit our shareholding in Rosneft and our interests in three joint ventures with Rosneft in Russia, we are unable to provide a further breakdown of the development expenditure for Russia and the Russia joint ventures.

The above amounts used for development to progress proved undeveloped reserves to proved developed reserves include investment for long-lead items for future drilling plans, and accordingly progression resulting from such investment may not occur for several years. In addition, capital expenditure spent on some development wells drilled in 2021 will have a lag time for proved undeveloped reserves to proved developed reserves progression due to the time it takes to bring these wells on to production, particularly in subsea offshore environments. Similarly, in some cases, capital expenditure incurred in 2020 will lead to PUD to PD progression in 2021.

In future filings, we will include disclosure of the amount of development expenditure for our subsidiaries and equity accounted entities incurred to convert proved undeveloped reserves to proved developed reserves.

15.

The discussion of the changes that occurred for proved undeveloped reserves indicates that revisions of previous estimates results from combining the changes relating to several separate and unrelated factors, e.g. field performance, well results or changes in commercial conditions including price impacts. Please expand your disclosure to clarify the factors that are applicable to the revisions of previous estimates relating to your subsidiaries and equity-accounted entities and the factors that solely relate to your subsidiaries and reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, so that the change in net reserves between periods is fully explained. Refer to Item 1203(b) of Regulation S-K.

Response:

We have reviewed Item 1203(b) of Regulation S-K and respectfully acknowledge the Staff’s comment. The net revisions to previous estimates across both our subsidiaries and our equity accounted entities include net positive revisions driven by price impacts and field performance and net negative revisions driven by well results and revisions to activity plans (including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19). The net revisions to previous estimates across only our subsidiaries include net positive revisions driven by price impacts and net negative revisions driven by well results, field performance and revisions to activity plans (including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19). In each case, none of these factors resulted in revisions that were material to the group as a whole.

In future filings, we will expand the disclosure to include a qualitative discussion of the factors resulting in revisions to previous estimates and will quantify any individual factors that are material to the group as a whole. The expanded disclosure for the year ended 31 December 2021 would have been as follows:

Subsidiaries and equity-accounted entities(b)	volumes in mmboe(a) Group
Proved undeveloped reserves as 1 January 2021	7,871
Revisions of previous estimates(c)	(85)
Improved recovery	101
Discoveries and extensions	362
Purchases	12
Sales	(204)

Total in year proved undeveloped reserves changes	186
Proved developed reserves reclassified as undeveloped	56
Progressed to proved development by development activities (e.g. drilling/completion)	(899)

Proved undeveloped reserves at 31 December 2021	7,214

Subsidiaries only	volumes in mmboe(a)
Proved undeveloped reserves at 1 January 2021	3,673
Revisions of previous estimates(d)	(287)
Improved recovery	99
Discoveries and extensions	31
Purchases	—
Sales	(147)

Total in year proved undeveloped reserves changes	(303)
Proved developed reserves reclassified as undeveloped	49
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(446)

Proved undeveloped reserves at 31 December 2021	2,973

(a)	Because of rounding, some totals may not agree exactly with the sum of their component parts.
(b)

Includes our share of the proved undeveloped reserves of Rosneft and of our joint ventures with Rosneft in Russia. On 27 February 2022, we announced that we will exit our shareholding in Rosneft and our other businesses with Rosneft within Russia.

(c)

Includes net positive revisions driven by price impacts and field performance and net negative revisions driven by well results and revisions to activity plans (including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19).

(d)

Includes net positive revisions driven by price impacts and net negative revisions driven by well results, field performance and revisions to activity plans (including alignment with our investment criteria and changes due to the macro-economic climate and delays relating to Covid-19).

Glossary

Cash costs, page 379

Free cash flow, page 381

16.

We note you identify Cash costs and Cumulative cash costs reductions as non-GAAP measures. Please revise to disclose the most directly comparable GAAP basis measures and provide the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K.

17.

Please provide a reconciliation of Free cash flow and Free cash flow excluding Deepwater Horizon costs to the most directly comparable GAAP basis measures to comply with Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment number 16 and, in future periods, if a quantitative amount of cash costs or cumulative cash costs are presented in filings, we will identify that the nearest GAAP measures are reflective of total expenses as derived in the group income statement. Furthermore, although we have no current expectation that we will do so, in future filings, if such measures are presented in the main body of the annual report, the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K will be provided.

Similarly, we acknowledge the Staff’s comment number 17 and, although we have no current expectation that we will do so, in future filings, if Free cash flow or Free cash flow excluding Deepwater Horizon costs is presented in the main body of the annual report, the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.07 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures will be provided.

As an exception to the foregoing, however, if we only present Cash costs, Cumulative cash costs, Free cash flow or Free cash flow excluding Deepwater Horizon costs (or any other non-GAAP financial information) in the Directors’ Remuneration Report section of the annual report specifically as compensation target levels, then, by analogy to Instruction 5 to Item 402(b) of Regulation S-K and Question 108.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, a reconciliation will not be provided. Although Item 402 of Regulation S-K is not applicable to foreign private issuers, we believe it is appropriate for the Staff to apply an equivalent exception to foreign private issuers in the narrow context of the disclosure of target levels that are non-GAAP financial measures. We believe our presentation of Cumulative cash costs, Free cash flow and Free cash flow excluding Deepwater Horizon costs on pages 122-23 of the 2021 Form 20-F falls within such exception.

Surplus cash flow, page 383

18.

We note your definition of surplus cash flow and the components of the measure provided on page 341, as well as disclosure indicating you anticipate allocating 60% of 2022 surplus cash flow to share buybacks. Please revise your disclosures suggesting that this type of measure represents the residual cash flow available for discretionary expenditures to comply with Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s request and in future filings we will append the following sentences to the definition of Surplus Cash flow: “Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. Surplus cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operative activities, reported in accordance with IFRS.”

Underlying replacement cost (RC) profit or loss per ADS, page 384

19.

We note reference to page 386 for a reconciliation to GAAP information. However, it does not appear that the reconciliation for this non-GAAP measure on a per ADS basis has been provided. Please revise your disclosure as necessary.

Response:

We acknowledge the Staff’s comment. In our report on Form 6-K for the period ended 30 June 2022, we presented a separate reconciliation (included below) for permissible non-GAAP measures on a per ADS basis as well as a per ordinary share basis, and we will continue to present these separate reconciliations in future filings.

Reconciliation of basic earnings per ADS to underlying replacement cost profit (loss) per ADS*

	Second quarter 2022	Second quarter 2021	First half 2022	First Half 2021
Per ADS (dollars)
Profit (loss) for the period attributable to bp shareholders	2.86	0.92	(3.43)	2.30
Inventory holding (gains) losses, before tax	(0.66)	(0.28)	(1.74)	(0.79)
Taxation charge (credit) on inventory holding gains and losses	0.17	0.06	0.42	0.18

	2.37	0.70	(4.75)	1.69
Net (favourable) adverse impact of adjusting items , before tax	0.10	—	9.59	(0.21)
Taxation charge (credit) on adjusting items	0.14	0.13	(0.31)	0.13

Underlying RC profit (loss)	2.61	0.83	4.53	1.61

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Yours Sincerely,

/s/ Murray Auchincloss
Murray Auchincloss
Chief financial officer
BP p.l.c.
cc:	Eric Nitcher (BP p.l.c.)

Riona Commins (BP p.l.c.)

Jayne Hodgson (BP p.l.c.)

John Horsfield-Bradbury (Sullivan & Cromwell LLP)